SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2*)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Essential Therapeutics, Inc. (f/k/a Microcide Pharmaceuticals, Inc.)

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

29669A 10 8

(CUSIP Number)

Chen Tang

Prospect Venture Partners

435 Tasso Street, Suite 200

Palo Alto, CA 94301

(650) 470-8116

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Prospect Venture Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Prospect Management Co. II, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Prospect Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,666,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,666,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Prospect Management Co., L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,666,666

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,666,666

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David Schnell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,879

	8.	Shared Voting Power 6,666,666

	9.	Sole Dispositive Power 46,879

	10.	Shared Dispositive Power 6,666,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,713,545

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alexander E. Barkas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,666,666

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,666,666

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,666,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell C. Hirsch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 29669A 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James B. Tananbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 20.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (the “Amendment No. 2”) amends the prior statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Essential Therapeutics, Inc. (f/k/a Microcide Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer”), which has its principal executive office at 78 Fourth Avenue, Waltham, Massachusetts 02451, filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2001 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on December 18, 2001 (together with the Original Schedule 13D, the “Schedule 13D”).  Capitalized terms used without definitions in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D.  References to “herein” and “hereof” are references to the Schedule 13D, as amended by this Amendment No. 2.  Except as specifically amended by this Amendment No. 2, the disclosures set forth in the Schedule 13D shall remain unchanged.

Item 1.	Security and Issuer

The response to Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Essential Therapeutics, Inc. (f/k/a Microcide Pharmaceuticals, Inc.) (the “Issuer”).  The address of the Issuer’s principal executive offices is 78 Fourth Avenue, Waltham, Massachusetts 02451.

Item 2.	Identity and Background
Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

PVP purchased 5,000 shares of the Issuer’s Series B Convertible Redeemable Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), from the Issuer in a private transaction on October 24, 2001 for a total purchase price of $5,000,000.  These shares of Series B Preferred Stock are currently convertible into an aggregate of 1,666,666 shares of the Issuer’s Common Stock (the “Shares”).  The working capital of PVP was the source of the funds for the purchase.  No part of the purchase price paid by PVP was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

PVP II purchased 15,000 shares of Series B Preferred Stock from the Issuer in a private transaction on October 24, 2001 for a total purchase price of $15,000,000.  These shares of Series B Preferred Stock are currently convertible into an aggregate of 5,000,000 shares of the Issuer’s Common Stock (also, the “Shares”).  The working capital of PVP II was the source of the funds for the purchase.  No part of the purchase price paid by PVP II was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.	Purpose of Transaction

The response to Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of Schedule 13D as amended by this Amendment No. 2 is incorporated herein by reference.

Each Reporting Person holds the Common Stock solely for investment purposes and intends to evaluate from time to time the Issuer’s financial condition, business operations and prospects, the Issuer’s business and corporate structure, the status of any business combination involving the Issuer, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional shares of Common Stock or other securities convertible or exchangeable for Common Stock or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise.  Alternatively, each Reporting Person may at any time and from time to time dispose of all or a portion of the shares of Common Stock or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

The Certificate of Designations of Series B Convertible Redeemable Preferred Stock (the “Certificate of Designations”) sets forth the rights, preferences and privileges of the Series B Preferred Stock.  Pursuant to the Certificate of Designations, the holders of Series B Preferred Stock have the right to require the Issuer to redeem the Shares in cash at a price equal to 100% of the purchase price of the Shares then outstanding, plus any declared and unpaid dividends upon the occurrence of certain events, including upon the delisting of the Issuer’s Common Stock for trading on The Nasdaq Stock Market for any period of five consecutive trading days.

Effective with the opening of business on April 14, 2003, the Issuer’s Common Stock was delisted from trading on The Nasdaq Stock Market due to the Issuer not meeting certain of Nasdaq’s minimum listing requirements.  On April 21, 2003, PVP and PVP II delivered notices to the Issuer to request that the Issuer redeem all the shares of Series B Preferred Stock held by PVP and PVP II, thereby exercising their redemption rights under and pursuant to the Certificate of Designations.  The Issuer has publicly indicated that it does not have sufficient funds to repurchase shares of Series B Preferred Stock held by PVP and PVP II and by other parties who have also delivered a similar notice of redemption to the Issuer.  Additionally, the Issuer has publicly indicated that it intends to work with the holders of the outstanding shares of Series B Preferred Stock to develop a plan of reorganization as a means to satisfy the redemption rights of the holders of Series B Preferred Stock.  Such plan of reorganization may relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

David Schnell, one of the Managing Members of PMC II and PMC, resigned from the Issuer’s Board of Directors effective April 21, 2003.

Except as set forth herein or attached hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The response to Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own the following aggregate numbers of shares of Common Stock, representing the following percentages of 18,941,394 shares of Common Stock outstanding as of March 24, 2003 (as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2002):

                                (i)            PVP II: 5,000,000 Shares which represents 20.9% of the Issuer’s outstanding stock;

                                (ii)           PMC II: 5,000,000 Shares indirectly in its capacity as General Partner of PVP II, which represents 20.9% of the Issuer’s outstanding stock;

                                (iii)          PVP: 1,666,666 Shares which represents 8.1% of the Issuer’s outstanding stock;

                                (iv)          PMC: 1,666,666 Shares indirectly in its capacity as General Partner of PVP, which represents 8.1% of the Issuer’s outstanding stock;

                                (v)           David Schnell: 6,666,666 Shares indirectly in his capacity as Managing Member of both PMC II and PMC. Dr. Schnell disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein. Dr. Schnell also directly owns 36,879 shares of the Issuer’s Common Stock and 10,000 shares of the Issuer’s Common Stock issuable to Dr. Schnell pursuant to options exercisable within 60 days of the date hereof.  Shares held directly and indirectly by Dr. Schnell represent an aggregate of 26.2% of the Issuer’s outstanding stock.  Each Reporting Person, except Dr. Schnell, disclaims beneficial ownership of the 36,879 shares of Common Stock and the options to purchase shares of Common Stock held by Dr. Schnell.

                                (vi)          Alexander E. Barkas: 6,666,666 Shares indirectly in his capacity as Managing Member of both PMC II and PMC, which represents 26.0% of the Issuer’s outstanding stock. Dr. Barkas disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein;

                                (vii)         Russell C. Hirsch: 5,000,000 Shares indirectly in his capacity as Managing Member of PMC II, which represents 20.9% of the Issuer’s outstanding stock. Dr. Hirsch disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein; and

                                (viii)        James B. Tananbaum: 5,000,000 Shares indirectly in his capacity as Managing Member of PMC II, which represents 20.9% of the Issuer’s outstanding stock. Dr. Tananbaum disclaims beneficial ownership of such Shares except to the extent of any pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 6 of the Schedule 13D is hereby amended by adding the new text below immediately following the last paragraph of Item 6:

Except as described in the Schedule 13D and this Amendment No. 2, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

The response to Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 99.1            Joint Filing Agreement (previously filed with the SEC as Exhibit 99.1 to, and incorporated by reference from, the Original Schedule 13D filed on November 5, 2001).

Exhibit 99.2            Form of Lock-Up Agreement (previously filed with the SEC as Exhibit 99.2 to, and incorporated by reference from, the Original Schedule 13D filed on November 5, 2001).

Exhibit 99.3            Form of Voting Agreement (previously filed with the SEC as Exhibit 99.3 to, and incorporated by reference from, the Original Schedule 13D filed on November 5, 2001).

Exhibit 99.4            Powers of Attorney (previously filed with the SEC as Exhibit 99.4 to, and incorporated by reference from, the Original Schedule 13D filed on November 5, 2001).

Exhibit 99.5*          Powers of Attorney

* filed herewith

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2003
Prospect Management Co., L.L.C.

*

Prospect Management Co. II, L.L.C.

*

Prospect Venture Partners, L.P.

*

Prospect Venture Partners II, L.P.

*

*
David Schnell

*
Alexander E. Barkas

*
Russell C. Hirsch

*
James B. Tananbaum
* By:	/s/ Chen Tang
Chen Tang
Attorney-In-Fact